UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102(1)

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 53225G102		13G

1.	Names of Reporting Persons Quji (Alan) Guo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,456,641(1) Ordinary Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,456,641(1) Ordinary Shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,456,641(1) Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable

11.	Percent of Class Represented by Amount in Row (9) 5.5%(2)

12.	Type of Reporting Person (See Instructions) IN

(1)         The Reporting Persons are deemed to beneficially own 7,456,641 Ordinary Shares based on beneficial ownership of 6,681,251 Ordinary Shares and 387,695 American Depositary Shares (the “ADSs”), representing 775,390 Ordinary Shares.

(2)         The percentage is based on 135,664,877 Ordinary Shares issued and outstanding as of December 31, 2017, including 36,120,960 ordinary shares issued to the depositary for the ADS program and reserved for future grants under our share incentive plan.

CUSIP No. 53225G102		13G

1.	Names of Reporting Persons Wincore Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,456,641(1) Ordinary Shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,456,641(1) Ordinary Shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,456,641(1) Ordinary Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable

11.	Percent of Class Represented by Amount in Row (9) 5.5%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)         The Reporting Persons are deemed to beneficially own 7,456,641 Ordinary Shares based on beneficial ownership of 6,681,251 Ordinary Shares and 387,695 ADSs, representing 775,390 Ordinary Shares.

(2)         The percentage is based on 135,664,877 Ordinary Shares issued and outstanding as of December 31, 2017, including 36,120,960 ordinary shares issued to the depositary for the ADS program and reserved for future grants under our share incentive plan.

CUSIP No. 53225G102	13G

Item 1.
	(a)	Name of Issuer LightInTheBox Holding Co., Ltd.
	(b)	Address of Issuer’s Principal Executive Offices Tower 2, Area D, Diantong Square No .7 Jiuxianqiao North Road Chaoyang District, Beijing 100015 People’s Republic of China

Item 2.
	(a)	Name of Person Filing This schedule is filed by and on behalf of: 1 Quji (Alan) Guo 2 Wincore Holdings Limited
	(b)	Address of the Principal Office or, if none, Residence
		1 Quji (Alan) Guo	Tower 2, Area D, Diantong Square No .7 Jiuxianqiao North Road Chaoyang District, Beijing 100015 People’s Republic of China
		2 Wincore Holdings Limited	Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.
	(c)	Citizenship
		1 Quji (Alan) Guo	People’s Republic of China
		2 Wincore Holdings Limited	British Virgin Islands
	(d)	Title of Class of Securities Ordinary Shares
	(e)	CUSIP Number 53225G102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 53225G102	13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
1	Quji (Alan) Guo	7,456,641	5.5%	7,456,641	0	7,456,641	0
2	Wincore Holdings Limited	7,456,641	5.5%	7,456,641	0	7,456,641	0

(1)         Wincore Holdings Limited is the record holder of 7,456,641 Ordinary Shares of the Issuer based on beneficial ownership of 6,681,251 Ordinary Shares and 387,695 ADSs, representing 775,390 Ordinary Shares. Wincore Holdings Limited, a British Virgin Islands company, is wholly owned by Quji (Alan) Guo.  Mr. Guo has voting and investment power with respect to these Ordinary Shares.

(2)         The percentage is based on 135,664,877 Ordinary Shares issued and outstanding as of December 31, 2017, including 36,120,960 ordinary shares issued to the depositary for the ADS program and reserved for future grants under our share incentive plan.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
Not applicable

CUSIP No. 53225G102	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 9, 2018

Quji (Alan) Guo

/s/ Quji (Alan) Guo
Signature

Wincore Holdings Limited

/s/ Quji (Alan) Guo
Signature
Name:	Quji (Alan) Guo
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement